Filed by Central Pacific Financial Corp.

Pursuant to Rule 425 of the Securities Act of 1933, as amended, an deemed filed pursuant to Rule 14d-2 and Rule 14a-12 under

the Securities Exchange Act of 1934, as amended

Subject Company: CB Bancshares, Inc.

Commission File No. 333-104783

Final Transcript

CPF — Q2 2003 Central Pacific Financial Corp. Earnings Conference Call

The following is a transcript of an investor conference call held by Central Pacific Financial Corp. on July 22, 2003.

 This document contains forward-looking statements. Such statements include, but are not limited to statements about the benefits of CPF and CB Bancshares, Inc., CBBI, including future financial and operating results, cost savings, and accreations to reported and cash earnings that may be realized from such merger. Statements with respect to CPF’ plans, objectives, expectations and intentions and other statements that are not historical facts and other statements identified by words such as believes, expects, anticipates, estimates, intends, plans, targets, projects and other similar expressions. These statements are based upon the current beliefs and expectations of CPF management and are subject to significant risks and uncertainties. Actual results may differ from those set forth in the forward-looking statements.

The following factors, among others, could cause actual results to differ materially from the anticipated results or other expectations expressed in the forward-looking statements: 1, the business of CPF and CBBI may not be integrated successfully or such integration may be more difficult, time consuming or costly than expect evidence. 2, expected revenue synergies and cost savings from the merger may not be fully realized. 3, revenues following the merger may be lower than expect evidence. 4, operating costs, customer loss and business disruption, including without limitation, difficulties in maintaining relationships with employees, customers, clients or suppliers may be greater than expected following the merger. 5, the regulatory approvals required for the merger may not be obtained on the proposed terms. 6, the failure of CPF and CBBI’s shareholders to approve the merger. 7, competitive pressures among depository and other financial institutions may increase significantly and may have an adverse effect on pricing, spending, third party relationships and revenues. 8, the strengths of the United States economy in general and the strengths of the hi economy — Hawaii economy may be different than expected, resulting in a deterioration in credit quality or a reduced demand for credit including the result effect — allowance for loan losses. 9, changes in the is legal and regulatory framework and, 10, adverse conditions in the stock markets market, the public debt market and other capital markets, including changes in interest rate conditions ant impact of such conditions on the combined companies’ activities. Additional factors that could cause CPF results to differ materially from those described in the forward-looking statements can be found in CPF reports such as annual reports on Form 10-K, quarterly reports on Form 10-Q and current reports on Form 8K filed with the Securities and Exchange Commission, SEC, and available at the SEC’s Internet website, WWW.SEC.GOV. All subsequent written and oral forward-looking statements concerning the proposed transaction or other matters attributable to CPF and any person acting on its behalf are expressly qualified in their entirety by the cautionary statements above. CPF does not undertake any obligation to update any forward-looking statement to reflect circumstances or events that occur after the date forward-looking statements are made.

With respect to financial projections for CBBI contained in this document, neither CBBI nor any analyst has published any information for 2003, 2004, or 2005. In addition, CPF has not been given the opportunity to do any due diligence on CBBI other than reviewing its publicly available information. Therefore, management of CPF has created its own financial model for CBBI based on their historical performance and CPF assumptions regarding the reasonable future performance of CBBI on a stand-alone basis. These assumptions may or may not prove to be correct. The assumptions are inherently subject to significant uncertainties and contingencies, many of which are beyond the control of CBBI. There is no assurance that these projections will be realized and actual results are likely to differ significantly from such projection.

CPF filed with the SEC a registration statement on form S-4 on April 28, 2003, to register the shares of CPF common stock to be issued in a proposed exchange offer and filed an amendment thereto on May 5, 2003, May 9, 2003, and July 17th, 2003, respectively. The registration statement is not final and will be further amended. CPF filed a definitive proxy relocation statement on May 22, 2003, and a preliminary proxy statement on May 9, 2003, as revised on May 20, 2003, and May 28, 2003, for solicitation of revocation of proxy and proxies as applicable from CBBI shareholders from special meetings of CBBI shareholders. Subject to future developments, CPF may file additional proxy statements for solicitation of proxies from CBBI or CPF shareholders in connection with special meetings of such shareholders at a date or date subsequent hereto and may file a tender offer statement. Investors and security holders are urged to read these registration statements and proxy statements and any other relevant documents when available, including the tender offer statement, if filed, filed with the SEC, as well as any amendments or supplements to those documents because they contain and will contain important information. Investors a security holders may obtain a free copy of the registration statements and the amendments thereto and proxy statements and any other relevant documents when available, including the tender offer statement, if filed, at the SEC’s Internet website at WWW.SEC.GOV. The registration statement, any amendments thereto, and proxy statements, and any other relevant documents when available, including the tender offer statement, if filed, may also be obtained free of charge from CPF by directing such requests to Central Pacific Financial Corp., 220 South King Street, Honolulu, Hawaii 96813; attention David Morimoto 808-544-0627.

EPS, its directors, and executive officers, and certain other persons may be deemed to be participants if CPF solicits proxies from CBBI and CPF shareholders. A detailed list of the names, affiliations and interests of the participants in any such solicitation is contained in CPF’s definitive proxy relocation statement as filed on May 22, 2003, and a preliminary proxy statement as filed on May 9, 2003, as revised on May 20, 2003, and May 28, 2003, for solicitation of revocation of proxies and proxy as applicable. Information about the directors and the executive officers of CPF and their ownership of the interest of CPF stock is set forth in the proxy statement for CPF 2003 annual meeting of shareholders.

I would now like to turn the conference over to the Mr. Clint Arnoldus, Chairman, President and CEO of Central Pacific Financial Corp.

 Clint Arnoldus  — Central Pacific Financial Corp. - Chairman, President, and CEO

 Thank you, Heather, and thank you all for joining us today. I am pleased to welcome you to Central Pacific Financial Corp.’s second quarter Earnings Conference Call. On the call with me today will be Neal Kanda, our Chief Financial Officer.

I’d like to first review the significant events of the second quarter as well as discuss the current market environment and then make a brief statement about the merger initiative with CB Bancshares. Then I’ll turn the call over to Neal to review the financial results, and after that we’d be happy to take your questions.

Our results for the second quarter of 2003 were solid. We maintained strong core deposit growth and excellent asset quality. As of June 30, 2003, total assets were up 8%, loans increased by 4% and deposits grew by 10% over a year ago. Second quarter diluted earnings per share increased by 4% over last year’s quarter. Return on assets was 1.56%. Return on equity was 17.31%, and the efficiency ratio was 52.79% for the quarter. We’re also very pleased that in June 2003 our company was recognized for the second consecutive year by the American Bankers Association as one of the top-performing financial institutions in the nation. The ABA’s banking journal ranked CPF’s 2002 financial performance as the 23rd highest in the nation, a two-notch improvement in our 25th ranking in 2001.

Let me say just a few things about the economy here in Hawaii. It continues its gradual recovery from the events of 2001, the war in Iraq, and SARS. In May, year to date visitor days were up 6.5% compared to the same period last year as domestic visitor days increased 9% and international visitor days declined by 1%. Additionally, in the first quarter of 2003, residential building permits increased 70%, bankruptcy filings declined 23%, and job counts increased by 3% from the year ago period. As a result, we expect the Hawaii economy to expand by roughly 2% annually through 2006. The current market environment has been improving, aided by the very favorable interest rate environment we’re all enjoying. Loan activity has picked up during the first half of this year and is expected to continue. Competition’s been very keen with pricing and underwriting challenges, especially for the larger credits.

Let me turn now to a subject that I know is on everyone’s mind. That’s our merger proposal to CB Bancshares. We appreciate the many strong expressions of support we’ve received from our shareholders, the shareholders of City Bank, as well, since we first made our proposal public in April. Based on what I hear day-in and day-out, the investment community continues to believe this merger would be good for both banks. It’s significantly accretive to our earnings to combine two banks that couldn’t be more closely matched by culture, technology systems alike for a smooth integration, that would create a stronger local banking alternative in Hawaii, better positioning us to compete in the future. The most important message I want to convey is we remain committed to moving forward with this transaction. Although we’re very disappointed by the many obstacles CB Bancshares has placed in the way of its shareholders’ ability to call a meeting, we still hope CB Bancshares will negotiate with us. In the meantime, we’re moving forward. We’re currently proceeding with our efforts to secure all necessary regulatory approvals for the combination of CB Bancshares and believe that our company will be well positioned to move toward completing the combination of CPB and CB Bancshares assuming receipt of those approvals. In addition to our efforts to secure necessary regulatory approvals, CPF filed an amendment to its registration statement on June 17th. The purpose of the registration statement is to register with the SEC shares of CPF common stock to be issued in the exchange offer we intend to launch after receiving regulatory approvals. By filing the amendment, CPF is another step closer to the SEC’s declaring the registration statement effective when we are ready to launch.

Now I’d like to turn the discussion over to Neal Kanda who will provide more details on our financial performance. Neal?

 Neal Kanda  — Central Pacific Financial Corp. - Vice President and Treasurer

 Thank you, Clint. Good morning, everyone.

The following is a discussion of 2003-second quarter financial highlights. Central Pacific Financial Corp. and its subsidiary, Central Pacific Bank, reported steady performance for the second quarter. Net income of $8 million increased by 4% over 7.7 million recorded in the second quarter of last year. Diluted earnings per share of 49 cents increased by 4.3% over last year’s 27 cents per share. Net interest income for the quarter increased by 2% over last year’s second quarter, resulting from an 8% increase in average earning assets, offset by a 27 basis point decrease in net interest margin. Provision for loan losses decreased slightly to $200,000 for the quarter. The 7.9% increase in other operating income was largely due to fees from trust services at the bank financial network investment program. Other operating expense increased by $471,000 or 3.6% for the quarter largely due to a charge of $620,000 related to advertising expense associated with the company’s proposal to acquire CB Bancshares. Four the first six months of the year net income of $16.6 million increased by 8.8% over the first half of 2002. As for our performance ratios, return on assets for the second quarter at the was 1.56%, decreasing from 1.62% a year ago. Return on stockholders’ equity of 17.31% compared to 19.41% in the second quarter of 2002. Average stockholders equity for the quarter increased by 17% over a year ago, outpacing the 8% growth in average total assets. The company’s equity to assets ratio increased to 8.82% at June 30, 2003, from 8.37% a year ago. While the company maintains a stock repurchase program which is approximately $10 million in authorized capital for that purpose, no repurchases were made during the first half of this year. The efficiency ratio was 52.79% for the second quarter, decreasing from last year’s second quarter.

Net interest income on a tax equivalent basis rose by $600,000 or 2.6% over last year’s second quarter. Total interest income decreased by 2.1 million reflecting a 74 basis point decrease in yield on earning assets to 5.89% from 6.63% in the second quarter of 2002, mainly due to downward repricing of loans and investment securities during the last year. Average earning assets of $1.9 billion increased by 8.4% during that period. A corresponding decrease in interest expense of 2.7 million or 33.6% for the second quarter of 2003 reflected an 80 basis point drop in cost of interest-bearing liabilities to 1.36% from 2.16% in 2002. Average interest-bearing liabilities increased by 5.1% on this quarterly comparison. Non-interest-bearing deposits of $326 million at June 30, 2003, increased by 29% over a year ago. As a result, net interest margin for the second quarter of 2003 was 4.79% or 27 basis points below the margin of 5.06% in the second quarter of 2002. Loan repricing due to competitive conditions and accelerated cash flows from the investment portfolio contributed to the decline in margin. Cash flows from the investment securities portfolio are expected to stabilize beginning in the third quarter of this year. Management anticipates that downward pressure on asset yields will be partially offset by steady loan growth in the next quarter while the reduction in the cost of funds will moderate. Net interest margin is anticipated to decline slightly in the coming quarter, but gain some stability.

The company’s balance sheet remains relatively neutral to slightly asset sensitive. On the allowance for loan loss fronts, the $200,000 in provisions for loan losses for the first six months of 2003 was aided by net recoveries of $1 million in the first half of the year, largely attributable to collections on two loans charged off in previous years. Allowance for loan losses at June 30, 2003, was 1.93% of loans compared to 1.95% a year ago. Asset quality remains exceptional with non-performing asset and 90-day delinquents totaling $2.1 million at June 30, 2003, or 16 basis points of total loans. Problem assets mainly comprised of commercial properties secured by first mortgages, continuance of economic uncertainties, especially as it affects Hawaii’s travel industries and its general economy, may lead to deterioration of quality in the company’s loan portfolio.

Total other operating income of 3.7 million for the second quarter of 2003 increased by 268,000 or 7.9% compared to last year’s second quarter in which 220,000 in investment securities gains were recorded. Income from fiduciary activities increased by 48% to 396 thousand dollars for the second quarter of 2003. And other service charges increased by 25%, reflecting a steady increase in investment sales activity. The company expects accelerated growth in these areas in the coming quarters as well as from the asset management division established in May of this year. Total other operating expense of 13.7 million increased by 3.6% for the second quarter compared to last year’s quarter due to occupancy, advertising and promotion and professional fees related to internal audit outsourcing. This was offset by a reduction in salaries and benefits of $464,000. Total operating expense on an annualized basis was 2.67% of average assets for the second quarter compared to 2.80% a year ago. Effective tax rate for the second quarter was 33.8% compared to 34.4% in last year’s quarter. The decrease reflects higher tax income and state tax credits recorded in this year’s quarter.

In summary, we believe we had a strong quarter in a challenging economic environment. We continue to place resources in key areas of the company to position us for future revenue growth and diversification. Looking forward, the keys to our success in the coming quarters are an effective sales management process that leads to market share growth and a strategic focus on accelerating the growth of non-interest income. We anticipate a stronger second half of 2003 based on current loan growth and non-interest income projection. As a result, we reaffirm our earnings per share growth protection of 6-10% for 2003. This concludes the discussion on our second quarter financial results. We welcome any questions you may have.

QUESTION AND ANSWER

Operator

 Thank you, sir. The question and answer session will begin at this time. If you’re using a speakerphone, please pick up the handset before pressing any numbers. Should you have a question, please press star 1 on your push button telephone. If you wish to withdraw your question, please press star 2. Your question will be taken in the order it is received. Please stand by for your first question, gentlemen. Our first question comments from Joe Morford with RBC Capital Markets. Please state your question.

 Joe Morford  — RBC Capital Markets - Analyst

 Thanks. Hello, everyone.

 Clint Arnoldus  — Central Pacific Financial Corp. - Chairman, President, and CEO

 Good morning, Joe.

 Joe Morford  — RBC Capital Markets - Analyst

 I guess it’s a two-part question related to the loans. I wonder if you could first talk about the lack of loan growth this quarter. Was it just not much demand, or did you see a fair amount of payoff activity? And I guess a part of it’s related to, you know, not looking to do business amidst a competitive environment. Where is that pressure coming from? Is it more the larger banks or the smaller ones? And the second part of the question would be you talked about expecting a pickup in the second half of the year. How strong might that be and what’s going to be driving it or what parts of the portfolio, too?

 Clint Arnoldus  — Central Pacific Financial Corp. - Chairman, President, and CEO

 Well, the loan growth certainly was impacted by very intense level of competition here, which impacted both pricing and underwriting. We’re finding that underwriting standards are getting somewhat relaxed, and as you know, Joe, we place very high value on our asset quality. So [inaudible] or are willing to, I should say, accept some of the competitive underwriting pressures that are out there because we think that in the long run that could have an adverse impact on our asset quality. We do feel that we have a good, strong sales management process in place. Certainly that’s part of the culture we’re building here. We are out in the market more. We do have a good software system to measure productivity. We analyze our backlog very carefully and think that looking forward to the second half of the year we’re in good shape. We have a good, strong backlog. We — as I say, we scrub it very carefully to make sure that it’s very high probability loans that we’re looking at to make our forecast. So, we think that the second half will show better. We do feel that the growth will come heavily in the real estate-related area. It’s been very active in Hawaii. We think this time it’s a much healthier event because it isn’t fueled by only one source as it was when the bubble was created in the ‘90s primarily through Japanese investors. This time it’s well diversified and there’s a lot of demand in the market for multi-family dwellings for timeshares, condominiums and so forth. And we think we have the right level of expertise and that we’ll be able to get more than our fair share of opportunities to look at despite the competitive pressures that are out there.

 Joe Morford  — RBC Capital Markets - Analyst

 And where is that competition coming from? Is it across the board? Is it more the larger banks or smaller bank competitors? And I guess are you expecting it to abate that’s going to allow some of this growth to take place going forward, or what’s going to change that?

 Clint Arnoldus  — Central Pacific Financial Corp. - Chairman, President, and CEO

 We’re seeing the competition come pretty much through the whole market. Certainly the larger banks are more active in the real estate area than they were in past years. We think that we have created a lot of goodwill with our borrowers through being there for them in more difficult years in the history of our involvement here. And we think that that will help us because we’ve built relationship-type banking as we’ve moved forward. So, we have very strong relationships, and there’s loyalty there.

 Joe Morford  — RBC Capital Markets - Analyst

 Okay. I guess lastly, and I’ll step back. You talked about competitors relaxing underwriting standards. Can you expand on that and exactly kind of what are the types of things that you’re seeing? Is this giving on terms and covenants and things like that?

 Clint Arnoldus  — Central Pacific Financial Corp. - Chairman, President, and CEO

 Well, at an extreme we’re seeing non-recourse real estate deals. It’s not rampant. We’ve seen a few of those, which surprised us. I don’t think I would conclude the whole market’s moving toward that right now, but you know, certainly we’re seeing lower equity levels required, debt service is being relaxed somewhat, and we think that nevertheless we can still get more than our fair share of opportunities out there. But those are the pressures. We’re not seeing any pressure from out of state banks at this point. Some of the non-banks have been pretty active. And so, it’s really existing players becoming more active than it is outside players coming into the markets.

 Joe Morford  — RBC Capital Markets - Analyst

 Okay. Thanks very much, Clint.

Operator

 Thank you. Our next question comes from Brett Rabatin with FTI Midwest Research. Please state your question.

 Brett Rabatin  — FTI Midwest Research - Analyst

 Good morning. Hi, guys.

 Clint Arnoldus  — Central Pacific Financial Corp. - Chairman, President, and CEO

 Hi, Brett.

 Brett Rabatin  — FTI Midwest Research - Analyst

 I’ve got quite a few questions. I want to start off with CBBI. Just wanted to know if you could give us an update on your expectations for their earnings next year? You initially were looking for them to earn about 570 based on a 490-ish margin. And obviously their margin was 470 in the first quarter, so I wanted to first get an update on your thought process on their earning power. And then going forward on your expenses, I wanted to see if you were going to continue to report expenses related to CBBI as just a non-recurring or if you would capitalize those expenses into the deal charge or how you would report those going forward. And that’s question one.

 Neal Kanda  — Central Pacific Financial Corp. - Vice President and Treasurer

 That’s question one? It’s a two-part?

 Brett Rabatin  — FTI Midwest Research - Analyst

 That’s question one.

 Neal Kanda  — Central Pacific Financial Corp. - Vice President and Treasurer

 Shall I take that first, then? With regard to CBBI’s net income, they did release it yesterday. And we are still reviewing the numbers with regards to the impact on the situation. It’s difficult,

though, with several large reported items in the debt that benefited net income during the quarter as to how to interpret those with regards to if there were recurring or non-recurring items.

 Brett Rabatin  — FTI Midwest Research - Analyst

 Excuse me. How you see their EPS for the full year next — ‘04?

 Neal Kanda  — Central Pacific Financial Corp. - Vice President and Treasurer

 So, based on that, you know, we feel that our original earnings projections for them in the as set forth in our projections for next year perhaps might be at that level or perhaps slightly higher. Again, it’s difficult to determine the run rate based on the large changes in the first or second quarter, especially with regards to the provisions for loan losses. You know, we need to review that with regards to trending it out, even in regards to their margin changes. They didn’t have a drop in the first quarter, and second quarter I guess it improved. So, it’s — the fluctuation needs to be reviewed. But again, the end result, we feel that in light of the acquisition pro formas, we are in line with — they are in line with our expectations.

 Brett Rabatin  — FTI Midwest Research - Analyst

 Okay. Then in relation to legal costs relating to the deal, and then you obviously reported the marketing expenses in 2Q. How will you do that going forward?

 Neal Kanda  — Central Pacific Financial Corp. - Vice President and Treasurer

 As far as Central Pacific’s financial treatments of these costs, they will be treated consistently as they have been in the second quarter. We did, as mentioned earlier, expend $620,000 in advertising costs related to the acquisition, and going forward we will continue to do so with regard to any other expenses, legal and other expenses related to the deal will be capitalized.

 Brett Rabatin  — FTI Midwest Research - Analyst

 Okay. And then in relation to asset quality, I wanted to get a little more detail on that $1.8 million loan that’s past due. And if you could give us the — just housekeeping here, if you could give us the total for ORE in the quarter?

 Neal Kanda  — Central Pacific Financial Corp. - Vice President and Treasurer

 Okay. Let’s see. Other real estate as of June 30, a total of $309,000. I believe there was — that was comprised of four properties, mainly, I think, one large one and three smaller properties.

 Brett Rabatin  — FTI Midwest Research - Analyst

 In the 90 days-plus past due you note in the press release that you added 1.82 million due to the inclusion of one single loan secured by real estate.

 Neal Kanda  — Central Pacific Financial Corp. - Vice President and Treasurer

 Okay. So, the $2.1 million is comprised of 1.8 million in 90 days over a loan. We had one loan of $1.61 million, which is secured by industrial property.

 Brett Rabatin  — FTI Midwest Research - Analyst

 Industrial property?

 Neal Kanda  — Central Pacific Financial Corp. - Vice President and Treasurer

 Yes.

 Brett Rabatin  — FTI Midwest Research - Analyst

 Okay.

 Neal Kanda  — Central Pacific Financial Corp. - Vice President and Treasurer

 And, you know, so, that may turn out to be a problem, but at this time we seem to be well secured. So, we don’t see any large exposure at this time on that one loan. And that’s mainly, you know, the bulk of the million-eight.

 Brett Rabatin  — FTI Midwest Research - Analyst

 Okay. And I wanted to affirm your guidance. You were talking about 6 to 10% core growth. So, you’re saying that excluding the advertising expenses for the full year, you’re expecting EPS, then, of 216 or greater?

 Neal Kanda  — Central Pacific Financial Corp. - Vice President and Treasurer

 That’s correct. Based on our assumptions that wet set forth earlier.

 Brett Rabatin  — FTI Midwest Research - Analyst

 Okay. And then I wanted to ask you in relation to loans, obviously you had a lot of prepays in 2Q. Could you give us kind of the gross story here? What was total underwriting in 2Q and then obviously what was the paydowns or approximately?

 Neal Kanda  — Central Pacific Financial Corp. - Vice President and Treasurer

 We don’t have the gross numbers there.

 Brett Rabatin  — FTI Midwest Research - Analyst

 Any period we’re obviously just a little bit lower, but averages were better, so —

 Neal Kanda  — Central Pacific Financial Corp. - Vice President and Treasurer

 Yes.

 Brett Rabatin  — FTI Midwest Research - Analyst

 Were there any big paydowns at the end of quarter? Can you kind of help us with —

 Clint Arnoldus  — Central Pacific Financial Corp. - Chairman, President, and CEO

 We did have some large paydowns. I don’t have a number for you. They were in most cases taking advantage of the interest rate environment. And we looked at the opportunity, and it — you know, the margin was just too tight for us, and it was actually better to see some of those loans go to a non-bank competitor than meet the rate that we had to.

 Brett Rabatin  — FTI Midwest Research - Analyst

 Okay. And then just one follow-up question on the guidance. You’re talking about a slightly lower margin in 3Q and then a rebound in 4Q. It’s just from a trend line perspective, it’s difficult to get to the numbers you’re talking about without considerable either fee income growth or some uncharacteristic asset growth. So, I guess I’m just struggling a little bit with where — how you’re getting to the numbers you are in terms of your guidance. Can you talk a little bit more about your expectations for fee income growth and average balance — average earnings balance sheet growth for the second half of the year?

 Neal Kanda  — Central Pacific Financial Corp. - Vice President and Treasurer

 Yeah. Maybe I can take at least part of that question. You know, as far as our again margin projections, we did say that there will be perhaps a slight decline in the third quarter, but stabilizing in the, you know, roughly 470 range based on our modeling right now and our interest rate projections. I did not state that we were going to have a rebound in the margin in the fourth quarter. I think we are looking realistically at maintaining these levels based on our interest rate projections. We don’t see interest rates moving too much at the short end for the rest of the year.

 Clint Arnoldus  — Central Pacific Financial Corp. - Chairman, President, and CEO

 As you know, we’ve been focusing on our fee income and how we can improve that and been focusing primarily in the trust area because we feel like that strategically complements our core bank. And during the second quarter we focused on asset and wealth management expertise, and we were able to recruit an experienced asset management team in May as a supplement to our trust investment division in private banking. And this is a very well regarded, very seasoned team that have worked in Hawaii during their whole career. They have combined over a hundred years’ experience in asset and wealth management, as well as in the Hawaii markets. So, we feel like they’re going to be able to make a significant contribution to our fee income. We also feel like that rounds out our array of services in trust and there will be other services in trust such as custodial fees that will increase because now we can offer a full product. And we’re also just in the course of hiring a 401-K specialist. We got a number of requests from our customers to assist them in that area. And up until now we’ve had to outsource that. We will have the expertise in-house, all of the operating activities associated with it will be outsourced. It will be another source of fee income.

 Brett Rabatin  — FTI Midwest Research - Analyst

 Okay. Thank you very much.

Operator

 Thank you. Our next question comes from Jim Hawthorn with Pea Shawn Asset Management. Please state your question.

 Jim Hawthorne  — Pea Shawn Asset Management - Analyst

 Good afternoon. Just on CBBI, once you’ve launched your exchange offer, what is the path towards completion of the offer?

 Clint Arnoldus  — Central Pacific Financial Corp. - Chairman, President, and CEO

 Well, I think there are many strategies that we’re looking at. We’re really not in position to give you a specific strategy. We’re focusing on regulatory approvals now, as you know, and that’s going to continue to be where our focus is. And we think that once we have those regulatory approvals in place, we’ll be well positioned to move forward with the transaction. But I can’t disclose tactical plans right now.

 Jim Hawthorne  — Pea Shawn Asset Management - Analyst

 Okay. That’s fair. Thank you.

Operator

 Thank you. As a reminder, ladies and gentlemen, should you have a question, please press star 1 on your push button telephone at this time. Our next question comes from Greg Eisen with Safeco Asset Management. Please state your question.

 Greg Eisen  — Safeco Asset Management - Analyst

 Good morning. If I could follow up on the last question about the transaction, regarding the regulatory filings, can you give us a time frame for when you think those can be completed?

 Clint Arnoldus  — Central Pacific Financial Corp. - Chairman, President, and CEO

 Well, we can’t speak for the regulators. I will say we continue to submit any requests they have for more information in a very timely manner, and we’re doing everything we can to make sure they have the information to make a decision. But beyond that, I really can’t comment.

 Greg Eisen  — Safeco Asset Management - Analyst

 Okay. A second question. Does the corporation — do you guys own any shares of the target company’s stock on your balance sheet as of this date? Have you already acquired any shares?

 Neal Kanda  — Central Pacific Financial Corp. - Vice President and Treasurer

 Yes, we own 88,741 shares.

 Greg Eisen  — Safeco Asset Management - Analyst

 88,741 shares.

 Neal Kanda  — Central Pacific Financial Corp. - Vice President and Treasurer

 Yes.

 Greg Eisen  — Safeco Asset Management - Analyst

 Are owned?

 Neal Kanda  — Central Pacific Financial Corp. - Vice President and Treasurer

 Yes.

 Greg Eisen  — Safeco Asset Management - Analyst

 Okay. Fine. I’ll leave it at that. I realize there’s a lot you can’t answer. I’ll pass on anything else. Thanks.

 Clint Arnoldus  — Central Pacific Financial Corp. - Chairman, President, and CEO

 Thank you.

Operator

 Thank you. As a final reminder, ladies and gentlemen, should you have a question, please press star 1 at this time. If there are no further questions, I will now send the conference back to Mr. Arnoldus for closing comments.

 Clint Arnoldus  — Central Pacific Financial Corp. - Chairman, President, and CEO

 Okay. I’d like to thank all of you again for participating in our conference. We certainly invite your phone calls if you have additional questions as we move through the ensuing quarter. We welcome your interest and comments. I would like to close by reiterating our commitment to two things that really are guiding and directing us right now. One is to be the preferred bank in Hawaii. We think we have an excellent team of bankers. We think we have an excellent market position, and we think all of that will translate in additional market penetration for us and success in our financial performance. And the other point that I really want to reiterate is our commitment to move forward with the acquisition of CB Bancshares. And I know this audience in particular understands there isn’t a lot we can say specifically about that right now, but we do just want to reiterate or commitment in moving forward. Thank you again for your participation.

Operator

 Ladies and gentlemen, if you wish to access the replay of this call, you may do so by dialing 973-702-2089 with an ID number of 299025, or visit the company’s with website at investors.CentralPacificBank.com. This concludes our conference call for today. Thank you all for participating and have a nice day. All parties may now disconnect.